Filed by Myriad Pharmaceuticals, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended

Subject Company: Javelin Pharmaceuticals, Inc.

Subject Company’s Commission File No.: 001-32949

THE FOLLOWING IS A COPY OF A LETTER TO THE SHAREHOLDERS OF MYRIAD PHARMACEUTICALS POSTED TO THE MYRIAD PHARMACEUTICALS WEBSITE ON DECEMBER 18, 2009.

The acquisition of Javelin Pharmaceuticals by Myriad Pharmaceuticals, Inc.

A message to shareholders from Adrian N. Hobden, President and Chief Executive Officer of Myriad Pharmaceuticals

On Dec 18, 2009, Myriad Pharmaceuticals and Javelin Pharmaceuticals entered into a definitive agreement to merge the two companies via an all-stock transaction. The Boards of both companies have unanimously approved the transaction, and subject to shareholder approval, we expect to close the deal in the first quarter of 2010. Through this transaction, the new company will acquire a portfolio of clinical candidates for the treatment of pain which will complement Myriad’s own clinical and pre-clinical portfolio. All of our drug candidates have the potential to be first-in-class and/or best-in-class therapeutics.

Javelin Pharmaceuticals, Inc. (JAV on the NYSE Amex stock exchange) is a specialty pharmaceutical company engaged in the clinical development of novel hospital care products for the treatment of acute pain. Javelin submitted a New Drug Application (NDA) for its lead drug candidate Dyloject TM on December 2, 2009, and it is hoped that Dyloject will be approved by the FDA for commercial sale in 2010.

Dyloject is a novel injectable form of diclofenac, a non-steroidal anti-inflammatory drug (NSAID) that has successfully completed two phase 3 registration studies in models of post-operative pain. Importantly, Dyloject has been approved in the United Kingdom since the fourth quarter of 2007 and is marketed through an EU license with Therabel Pharma N.V. There is no injectable formulation of diclofenac currently approved in the United States. We believe that, if approved, Dyloject has the potential to become a valuable addition to hospital formularies as an injectable NSAID for the multimodal management of acute pain. Diclofenac sodium, the active pharmaceutical ingredient in Dyloject, is one of the most widely prescribed NSAIDs worldwide and is approved and marketed in a variety of forms in the US, including several oral formulations, a topical gel, patch and ophthalmic drops.

With this new asset, Myriad Pharmaceuticals will have created a company with potential near-term pharmaceutical revenues and a balanced portfolio of early-, mid- and late-stage drug candidates. Importantly, the new company is well capitalized and to pursue these commercial and development objectives. Upon approval of Dyloject, the combined company will create a commercial sales and marketing infrastructure that can be leveraged to market Myriad Pharmaceuticals’ future pharmaceutical products.

We have worked diligently to create a transaction that we believe has great potential up-side for both companies’ stockholders. I am gratified to have forged a deal that will allow Myriad Pharmaceuticals to realize the commercial potential made possible by the diligent and thorough clinical and regulatory work of the Javelin team.

Please explore our website at www.myriadpharma.com to learn more about the acquisition of Javelin, our expanded pipeline, our research and development activities, and our management team. Together, we look forward to an exciting future and the delivery of important new medicines for patients in need.

Sincerely,

Adrian N. Hobden, Ph.D.

President and CEO, Myriad Pharmaceuticals, Inc

Email: Adrian.Hobden@myriadpharma.com

Forward Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements relating to: the timing and expected benefits of the proposed merger; Javelin’s product candidate Dyloject, and its potential for FDA approval and ability to generate future revenues for the combined company; and information related to Myriad Pharmaceuticals’ product candidates. These “forward-looking statements” are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by forward-looking statements. These risks and uncertainties include, but are not limited to: general business and economic conditions; the failure of the Myriad Pharmaceuticals or Javelin stockholders to approve the merger or the failure of either party to meet any of the other conditions to the closing of the merger; the failure to realize the anticipated benefits from the merger or delay in realization thereof; the difficulty of developing pharmaceutical products and obtaining regulatory and other approvals; and the uncertainty regarding achieving market acceptance of any products for which regulatory approval is obtained; and other factors discussed under the heading “Risk Factors” in Myriad Pharmaceuticals’ Annual Report on Form 10-K for the year ended June 30, 2009, which has been filed with the SEC, as well as any updates to those risk factors filed from time to time in Myriad Pharmaceuticals’ Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. All information in this letter is as of the date of the letter, and Myriad Pharmaceuticals undertakes no duty to update this information unless required by law.

Important Additional Information Will be Filed With the SEC

This letter may be deemed to be solicitation material regarding the proposed merger of Myriad Pharmaceuticals and Javelin. In connection with the proposed merger, Myriad Pharmaceuticals intends to file with the SEC a registration statement on Form S-4, which will include a joint proxy statement/prospectus of Myriad Pharmaceuticals and Javelin and other relevant materials in connection with the proposed merger, and each of Myriad Pharmaceuticals and Javelin intend to file with the SEC other documents regarding the proposed merger. The final joint proxy statement/prospectus will be mailed to the stockholders of Myriad Pharmaceuticals and Javelin. INVESTORS AND SECURITY HOLDERS OF MYRIAD PHARMACEUTICALS AND JAVELIN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND THE OTHER RELEVANT MATERIAL CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYRIAD PHARMACEUTICALS, JAVELIN AND THE PROPOSED MERGER.

The joint proxy statement/prospectus and other relevant materials (when they become available), and any and all documents filed with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Myriad Pharmaceuticals by directing a written request to Myriad Pharmaceuticals, Inc., 320 Wakara Way, Salt Lake City, Utah 84108, Attention: Investor Relations, and by Javelin by directing a written request to Javelin Pharmaceuticals, Inc., 125 CambridgePark Drive, Cambridge, MA 02140, Attention: Investor Relations.

Myriad Pharmaceuticals, Javelin and their respective executive officers and directors and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of

Myriad Pharmaceuticals and Javelin in connection with the proposed merger. Information about the executive officers and directors of Myriad Pharmaceuticals and their ownership of Myriad Pharmaceuticals common stock is set forth in Myriad Pharmaceuticals’ Annual Report on Form 10-K for the year ended June 30, 2009, filed with the SEC on September 28, 2009. Information regarding Javelin’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 12, 2009, and the proxy statement for Javelin’s 2009 annual meeting of stockholders, filed with the SEC on April 30, 2009. Certain directors and executive officers of Javelin may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments if their employment is terminated prior to or following the merger. If and to the extent that any of the Myriad Pharmaceuticals or Javelin participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the joint proxy statement/prospectus relating to the merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of Myriad Pharmaceuticals, Javelin and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus regarding the merger when it becomes available.